Exhibit 99.1

Docebo Announces Closing of Secondary Public Offering in the United States and Canada

TORONTO—(BUSINESS WIRE)—Docebo Inc. (“Docebo” or the “Company”) (TSX:DCBO; Nasdaq: DCBO) today announced the closing of its previously-announced marketed secondary public offering of common shares in the United States and Canada. The offering was for an aggregate of 2,315,281 common shares, comprised of 2,083,754 common shares offered by Intercap Equity Inc. (“Intercap”), 173,645 common shares offered by Claudio Erba (“Erba”) and 57,882 common shares offered by Alessio Artuffo (“Artuffo” and together with Intercap and Erba, the “Selling Shareholders”), including an aggregate of 301,993 common shares sold by the Selling Shareholders pursuant to the exercise in full by the underwriters of their over-allotment option. The common shares were offered and sold at a price of US$49.67 per share, for gross proceeds to the Selling Shareholders of approximately US$115.0 million.

Docebo did not receive any of the proceeds from the sale of the common shares by the Selling Shareholders.

The offering was conducted through a syndicate of underwriters led by Morgan Stanley, Goldman Sachs & Co. LLC and Canaccord Genuity, as joint lead book-running managers, and CIBC Capital Markets, National Bank Financial Inc., Scotiabank, TD Securities Inc., Cormark Securities Inc., Eight Capital and Laurentian Bank Securities Inc., as co-managers.

The public offering was made in Canada only by means of the base shelf prospectus and prospectus supplement and in the United States only by means of the registration statement, including the base shelf prospectus and prospectus supplement. Such documents contain important information about the offering. Copies of the base shelf prospectus and the prospectus supplement can be found on SEDAR at www.sedar.com, and a copy of the registration statement and final prospectus supplement can be found on EDGAR at www.sec.gov. Copies of such documents may also be obtained from any of the following sources: Morgan Stanley & Co. LLC, Attn: Prospectus Department - 180 Varick Street, 2nd Floor - New York, NY 10014, by email at prospectus@morganstanley.com; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at 1-866-471-2526 or by e-mail at prospectus-ny@ny.email.gs.com; and Canaccord Genuity LLC, Attention: Syndicate Department, 99 High Street, 12th Floor, Boston MA 021990, by email at prospectus@cgf.com.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

Forward-Looking Statements

This news release may contain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws.

This forward-looking information is based on our opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, without limitation: risks related to the COVID-19 pandemic and its impact on Docebo, economic conditions, and global markets; and other unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant, and those factors discussed in greater detail under the “Risk Factors” section of the prospectus supplement dated January 21, 2021 and our Annual Information Form for the year ended December 31, 2019, each available under our profile on SEDAR at www.sedar.com, and should be considered carefully by prospective investors.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

About Docebo

Docebo is redefining the way enterprises learn by applying new technologies to the traditional corporate learning management system market. Docebo provides an easy-to-use, highly configurable learning platform with the end-to-end capabilities designed to make customers, partners, and employees love their learning experience.

Contact:

Investor Relations

Dennis Fong

investors@docebo.com

(416) 283-9930